ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

CERTIFICATE OF NOTICE

FIRST:

Aberdeen Asia-Pacific Income Fund, Inc., a Maryland corporation (the “Corporation”), certifies that:

SECOND:

There has been a change to facts ascertainable outside of the charter (the “Charter”) of the Corporation within the meaning of Section 2-105(b) of the Maryland General Corporation Law (the “MGCL”) relating to the Auction Market Preferred Stock (“AMPS”).

THIRD:

The change to the facts ascertainable outside of the Charter is as set forth below:

On December 13, 2005, in light of written confirmation from Moody’s Investors Service and Standard & Poor’s that surprise quarterly audits of the calculation of the AMPS Basic Maintenance Amount (as defined in the Charter) were no longer required, provided an annual audit as of the last Valuation Date (as defined in the Charter) of the Corporation’s fiscal year end is performed, the Board of Directors (the “Board”) of the Corporation, in accordance with its powers under Article SIXTH, Section (1)(b) of the Charter, determined that the definition of “Quarterly Surprise Valuation Date” in Article SIXTH, Section 1 of the Corporation’s Charter, which currently means “so long as any shares of AMPS are Outstanding, any Valuation Date during the quarter ended January, April, July or October of each year” be modified and deemed to reflect that an annual audit rather than quarterly surprise audits are now required.

Accordingly, “Quarterly Surprise Valuation Date” is now deemed to mean “so long as any shares of AMPS are Outstanding, (i) any Valuation Date during the quarter ended January, April, July or October of each year, or (ii) the last Valuation Date of each fiscal year of the Corporation, provided that that the Corporation complies with the then current requirements of each Rating Agency in this regard.”

All references to Quarterly Surprise Valuation Date in the Charter will henceforth be interpreted in accordance with this Board determination.  The terms of the AMPS and the rights of the beneficial owners of the AMPS are not changed by this Certificate of Notice.

FOURTH:

This Certificate of Notice is being filed at the election of the Corporation pursuant to Section 1-207.1 of the MGCL and is not a part of the Charter of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Notice to be executed in its name and on its behalf by its President and attested by its Secretary this ____ day of January, 2006.

ATTEST:	ABERDEEN ASIA-PACIFIC INCOME FUND, INC.

By:
Alan R. Goodson	Martin J. Gilbert
Secretary	President

12207492.4

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